Article I — Formation and Principal Office

1.1 **Formation.** The Corporation has been duly organized and registered with the Montana Secretary of State under the name *Montana Critical Metals Inc.*
1.2 **Principal Office.** The Corporation's principal office shall be located in the State of Montana, or at such other places as determined by the Members.

Article II — Members and Ownership

2.1 **Members.** The Corporation shall have the following Members, each of whom shall serve in the capacities indicated and shall hold equal ownership of the sixty percent (60%) of privately held shares outstanding:

- **Bradley Layton**, President
- **Lloyd "Tom" Heiser**, Executive Vice President and Acting CEO
- **Willard Neeley**, Secretary
- **Robert "Mike" Holececk**, Vice President
- **David Westfall**, Treasurer

2.2 **Ownership Interests.** Each Member holds an equal ownership interest in the sixty percent (60%) of private shares currently allocated to Members. Thus, each Member holds a twelve percent (12%) ownership interest in the Corporation.

2.3 **Future Members or Shareholders.** Admission of new Members requires unanimous written consent of the existing Members, unless otherwise required under Montana law.

Article III — Management and Authority

3.1 **Corporate Governance.** The affairs of the Corporation shall be managed by the Members collectively, with officer duties corresponding to the positions listed in Article II.
3.2 **Voting Rights.** Each Member shall have one (1) vote, and decisions of the Members shall require a majority vote, except as otherwise provided herein.
3.3 **Duties of Officers.** Officers shall have customary powers and duties generally associated with their titles, unless otherwise assigned by agreement of the Members.

Article IV — Transfer and Succession of Ownership

4.1 **Restrictions on Transfer.** No Member may sell, transfer, assign, pledge, or otherwise dispose of shares without the unanimous written consent of all other Members.

4.2 **Resignation or Withdrawal.** In the event that a Member resigns or otherwise voluntarily withdraws from the Corporation, that Member's ownership interest shall be transferred and divided in equal portions among the remaining Members.

4.3 **Death or Incapacity.** Upon the death or permanent incapacity of a Member, that Member's ownership interest shall automatically be transferred and divided equally among the surviving

Members.

4.4 **Prohibition Against Outside Succession.** Heirs, estates, or assigns of any departing Member shall not succeed to ownership or management rights in the Corporation; rather, redistribution shall occur solely among the remaining Members as set forth herein.

Article V — Profit and Loss Allocation

5.1 **Distribution.** Profits and losses of the Corporation shall be distributed to the Members in proportion to their ownership interests, as adjusted by subsequent redistribution under Article IV.

Article VI — Dissolution

6.1 **Dissolution.** The Corporation may be dissolved upon unanimous consent of all Members or as otherwise required by Montana law.
6.2 **Distribution of Assets.** Upon dissolution, the Corporation’s assets shall be liquidated, and proceeds distributed to Members in accordance with their ownership interests after satisfaction of debts and liabilities.

Article VII — Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Montana.

Article VIII — Amendments

Any amendment to this Agreement must be in writing and executed by all Members.

Execution

IN WITNESS WHEREOF, the undersigned execute and agree to the terms of this Agreement as Members of Montana Critical Metals Inc., effective as of the date set forth below.

Signatures of Members

Bradley Layton, President

Lloyd “Tom” Heiser, Executive Vice President & Acting CEO

Willard Neeley, Secretary

Robert “Mike” Holececk, Vice President

David Westfall, Treasurer

Date: ________________